The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

January 31 , 2002

Office of International Corporate Finan[ce]
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


02002896

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Approval Obtained for the Establishment of the Holding Company, Mitsui Trust Holdings, Inc.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.



Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864



January 24, 2002

To whom it may concern:

Name of listed company:
The Chuo Mitsui Trust & Banking Co., Ltd.
Head office address:
33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No: 8408
Inquiries to: Public Relations Group
Planning and Coordination Department
Phone: (03) 5232-3331

Approval Obtained for the Establishment of the Holding Company, Mitsui Trust Holdings, Inc.

The Chuo Mitsui Trust and Banking Co., Ltd. (Kiichiro Furusawa, President) hereby announces that the Financial Services Agency today approved the Company's application for permission to establish a bank holding company (Article 52-2, Clause 1 of the Banking Law). Therefore, the Company has been officially authorized to establish Mitsui Trust Holdings, Inc., planned for February 1, 2002.

We will continue to undertake the necessary procedures, including the lodging of a further application to the pertinent authorities, toward the transfer of our pension and security trust business (wholesale trust operation) under a spin-off system to The Mitsui Asset Trust and Banking Co., Ltd. (to be changed from the name of The Sakura Trust and Banking Co., Ltd. on February 1, 2002).

The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

January 31 , 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Operating Results Projection for Mitsui Trust Holdings, Inc.
for the Fiscal Year Ending on March 31, 2002

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.



Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

January 25, 2002

To whom it may concern:

Name of listed company:

The Chuo Mitsui Trust & Banking Co., Ltd.

Inquiries to:

Masaru Hashimoto
Deputy General Manager

General Planning Department

33-1, Shiba 3-chome, Minato-ku, Tokyo

(03) 5232-3331

Operating Results Projection for Mitsui Trust Holdings, Inc. for the Fiscal Year Ending on March 31, 2002

The Chuo Mitsui Trust and Banking Co., Ltd. will establish its full parent company, Mitsui Trust Holdings, Inc., through a stock transfer on February 1, 2002.
We hereby announce the operating results projection of the new company for the fiscal year ending March 31, 2002.

1. Operating Results Projection from February 1, 2002 to March 31, 2002 (non-consolidated)

(Unit: 100 million yen)

	Fiscal Year 2002	Component Ratio
Ordinary Income	230	100.00%
Ordinary Profit	220	95.65%
Net Income	120	51.17%
Year-end Dividend per share of common stock	5 yen 00 sen	-

2. Operating Results Projection (consolidated) from April 1, 2001 to March 31, 2002

(Unit: 100 million yen)

	Fiscal Year 2002	Component Ratio
Ordinary Income	5,100	100.00%
Ordinary Profit	-2,600	-50.98%
Net Income	-2,100	-41.17%

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Credit Products Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Credit Products Department